UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The News Corporation Limited

(Name of Issuer)

Ordinary Shares (including American Depositary Shares representing Ordinary Shares)

(Title of Class of Securities)

652487703

(for American Depositary Shares)

(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 652487703 (for American Depositary Shares)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 192,000,000 Ordinary Shares(1)

	8.	Shared Voting Power 0 Ordinary Shares

	9.	Sole Dispositive Power 192,000,000 Ordinary Shares(1)

	10.	Shared Dispositive Power 0 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,000,000 Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) (2) 9.1%

14.	Type of Reporting Person (See Instructions) CO

(1)           Represented by 48,000,000 American Depositary Shares (“Ordinary ADSs”), each of which represents four (4) Ordinary Shares of the Issuer.  ADSs are represented by American Depositary Receipts.  The Ordinary ADSs are held through a wholly owned subsidiary of the Reporting Person.  See Item 6 for a discussion of a forward sale transaction with respect to 38,000,000 Ordinary ADSs.

(2)           Each Ordinary ADS represents four (4) Ordinary Shares of the Issuer and the amount reported in Row 11 represents 9.1% of the outstanding Ordinary Shares, including those represented by Ordinary ADSs, based upon 2,098,615,370 Ordinary Shares outstanding as disclosed in the Issuer’s filings with the Australian Stock Exchange on January 19, 2004.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

The News Corporation Limited

This Report on Schedule 13D (this “Statement”) relates to the beneficial ownership by Liberty Media Corporation, a Delaware corporation (the “Reporting Person”), of Ordinary Shares (“Ordinary Shares”) of The News Corporation Limited, a South Australia corporation (the “Issuer”).  The Ordinary Shares beneficially owned by the Reporting Person are represented by American Depositary Shares (“Ordinary ADSs”), each of which represents four Ordinary Shares.  The Ordinary ADSs are represented by American Depositary Receipts.

This Statement constitutes the original Report on Schedule 13D of the Reporting Person relating to the Ordinary Shares.

Item 1.	Security and Issuer

This Statement relates to the Ordinary ADSs representing Ordinary Shares of the Issuer beneficially owned by the Reporting Person.  Each Ordinary ADS represents four Ordinary Shares of the Issuer.  The name and address of the principal executive offices of the Issuer are The News Corporation Limited, 2 Holt Street, Surry Hills, New South Wales 2010, Australia.

Item 2.	Identity and Background

The name of the Reporting Person is Liberty Media Corporation.  The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.  The Reporting Person is a Delaware corporation.  The Reporting Person beneficially owns Ordinary ADSs through Liberty NC XII, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person.

The Reporting Person is a holding company, which, through its ownership of interests in subsidiaries and affiliates, is primarily engaged in (i) electronic retailing, (ii) international cable television distribution, telephony and programming, and (iii) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software.  In addition, companies in which the Reporting Person owns interests are engaged in, among other things, (i) interactive commerce via the Internet, television and telephone, (ii) domestic cable and satellite broadband distribution services, and (iii) wireless domestic telephony and other technology ventures.  The Reporting Person, through its subsidiaries and affiliated companies, operates in the United States, Europe, South America and Asia.

Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.  To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person obtained the funds to purchase the Ordinary ADSs from its working capital and other available funds.
Item 4.	Purpose of Transaction

The Reporting Person acquired and holds the Ordinary ADSs for investment purposes through its subsidiary, Liberty NC XII, Inc., a Delaware corporation (“Liberty NC XII”).  Liberty NC XII has agreed to the principal terms of a forward sale transaction with respect to 38,000,000 Ordinary ADSs as described in Item 6 to this Statement, which description is incorporated herein by reference.  During the period from July 1999 to October 2003 and prior to acquiring the Ordinary ADSs, the Reporting Person acquired Preferred Limited Voting Shares of the Issuer (“Preferred Shares”) in several separate transactions between the Issuer (or its subsidiaries) and the Reporting Person (or its subsidiaries).  The Preferred Shares are represented by American Depositary Shares (“Preferred ADSs”), each of which represents four Preferred Shares.  The Preferred ADSs are represented by American Depositary Receipts and are held through subsidiaries of the Issuer.  The Preferred ADSs are not entitled to vote in the election of directors, and have the right to vote only upon the matters enumerated in the Memorandum and Constitution of the Issuer, as amended.  The Reporting Person currently owns 210,765,915 Preferred ADSs, which represent an aggregate of 843,063,660 Preferred Shares.  The 48,000,000 Ordinary ADSs beneficially owned by the Reporting Person represent approximately 9.1% of the outstanding voting power of the Issuer.  The Ordinary ADSs and the Preferred ADSs beneficially owned by the Reporting Person represent approximately 17.4% of the outstanding equity of the Issuer.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine, subject to the restrictions imposed by applicable law, (i) to acquire additional securities of the Issuer by any means, including, without limitation, in open market or privately negotiated transactions, (ii) to dispose of all or a portion of its interest in the securities of the Issuer, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as specific elements thereof), the Reporting Person currently expects that it will take into consideration various factors, including but not limited to the Issuer’s business and prospects, other developments concerning the Issuer, the effect of applicable United States and foreign laws, rules and regulations, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic and stock market conditions, including, but not limited to, the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:  (1) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (5) any material change in the present capitalization or dividend policy of the Issuer; (6) any other material change in the Issuer’s business or corporate structure; (7) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (8) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (10) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)             The Reporting Person owns 48,000,000 Ordinary ADSs through Liberty NC XII, a wholly owned subsidiary of the Reporting Person.  Because each Ordinary ADS represents four Ordinary Shares of the Issuer, the aggregate number of Ordinary Shares beneficially owned by the Reporting Person through Liberty NC XII is 192,000,000, which constitutes 9.1% of the outstanding Ordinary Shares based upon a total of 2,098,615,370 Ordinary Shares outstanding, as reported by the Issuer in its filings with the Australian Stock Exchange on January 19, 2004.  38,000,000 Ordinary ADSs beneficially owned by the Reporting Person are subject to the forward sale transaction described in Item 6 to this Statement.

To the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any Ordinary Shares or Ordinary ADSs of the Issuer.

(b)             The Reporting Person holds the Ordinary ADSs through Liberty NC XII, a wholly owned subsidiary of the Reporting Person.  Through its control of Liberty NC XII, the Reporting Person has sole power to vote or direct the voting of and to dispose or direct the disposition of the Ordinary ADSs, except as described in Item 6 to this Statement.

(c)             Within the past 60 days, Liberty NC XII has effected the purchase of an aggregate of 9,313,600 Ordinary ADSs in open market transactions through a broker.  Of these Ordinary ADSs, 5,473,600 were purchased on the New York Stock Exchange (“NYSE”), and 3,840,000 were acquired by purchasing Ordinary Shares on the Australian Stock Exchange (“ASX”) through broker transactions and then converting such Ordinary Shares into Ordinary ADSs.  The following table details with respect to such purchases the date of purchase, number of securities purchased, purchase price and exchange on which such purchases were effected.

Date of Purchase	No. of Ordinary ADSs Purchased	Purchase Price Per ADS (USD)	Exchange
Nov. 24, 2003	90,900	$33.8478	NYSE
Nov. 25, 2003	250,000	$34.0098	ASX
Nov. 25, 2003	84,800	$34.2066	NYSE
Nov. 26, 2003	250,000	$33.9972	ASX
Nov. 27, 2003	250,000	$34.0850	ASX
Dec. 1, 2003	62,500	$34.0470	ASX
Dec. 2, 2003	450,000	$34.2890	ASX
Dec. 2, 2003	250,000	$34.1340	NYSE
Dec. 3, 2003	250,000	$34.0771	ASX
Dec. 4, 2003	150,000	$34.1707	ASX
Dec. 4, 2003	163,700	$34.1500	NYSE
Dec. 5, 2003	400,000	$34.0506	ASX
Dec. 5, 2003	434,000	$33.8978	NYSE
Dec. 8, 2003	500,000	$33.7360	ASX
Dec. 8, 2003	152,300	$33.4552	NYSE
Dec. 9, 2003	525,000	$33.1856	ASX
Dec. 10, 2003	100,000	$33.4968	ASX
Dec. 10, 2003	34,200	$33.3988	NYSE
Dec. 17, 2003	900	$34.5000	NYSE
Dec. 18, 2003	540,000	$34.5686	ASX
Dec. 18, 2003	67,100	$34.4991	NYSE
Dec. 19, 2003	37,500	$34.6474	ASX
Dec. 19, 2003	113,600	$34.5412	NYSE
Dec. 22, 2003	250,000	$34.8355	NYSE
Dec. 23, 2003	32,500	$34.8095	ASX
Dec. 23, 2003	806,200	$35.0755	NYSE
Dec. 24, 2003	42,500	$35.1705	ASX
Dec. 24, 2003	550,000	$34.7978	NYSE
Dec. 26, 2003	250,000	$34.7310	NYSE
Dec. 29, 2003	432,900	$35.1018	NYSE
Dec. 30, 2003	699,100	$35.6017	NYSE
Jan. 6, 2004	247,000	$36.8886	NYSE
Jan. 7, 2004	324,000	$36.5691	NYSE
Jan. 9 , 2004	522,900	$36.5719	NYSE

Liberty NC XII also effected the purchase of 22,000,000 Ordinary ADSs in a privately negotiated transaction with a securities dealer at a price of $37.60 per ADS on January 20, 2004.  Except for the acquisitions described in this Item 5, no transactions in any securities of the Issuer have been effected by the Reporting Person, or, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, during the past 60 days.

(d)             Except as described in Item 6, there is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary ADSs beneficially owned by the Reporting Person.

(e) N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
(a) 2003 Registration Rights Agreement

The Reporting Person, Liberty NC XIII, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person (“Liberty NC XIII”), and the Issuer are parties to a registration rights agreement, dated as of October 15, 2003 (the “2003 Registration Rights Agreement”).  The 2003 Registration Rights Agreement provides the Reporting Person and Liberty NC XIII with, among other things, certain rights to require the Issuer to register under the Securities Act of 1933, as amended, up to 98,227,431 Preferred Shares (in the form of Preferred ADSs) beneficially owned by the Reporting Person.  Pursuant to the 2003 Registration Rights Agreement, the Reporting Person and Liberty NC XIII agreed, for so long as they collectively own 5% or more of any class of capital stock of the Issuer, to enter into a customary form of underwriter lock-up agreement if so requested by the managing underwriters in an underwritten public offering or by the initial purchasers or representative purchasers in an offering under Rule 144A under the Securities Act of 1933, as amended (“Securities Act”), by the Issuer of its equity securities; provided such agreement provides for a lock-up period no longer than the shortest lock-up period applicable to such offering and is no more onerous to the Reporting Person and Liberty NC XIII than other lock-up agreements applicable to such offering.  The foregoing description of the 2003 Registration Rights Agreement is qualified in its entirety by reference to the full text of such document, which has been filed as an exhibit to this Statement and is incorporated by reference herein.

(b) 2001 Registration Rights Agreement

Pursuant to the Amended and Restated TNCL Registration Rights and Lock-Up Agreement, dated as of December 3, 2001 (the “2001 Registration Rights Agreement”), between the Issuer, the Reporting Person and certain subsidiaries thereof, the Reporting Person and its subsidiaries agreed, for so long as they collectively own 5% or more of any class of capital stock of the Issuer, to enter into a customary form of underwriter lock-up agreement if so requested by the managing underwriters in an underwritten public offering or by the initial purchasers or representative purchasers in an offering under Rule 144A under the Securities Act by the Issuer of its equity securities; provided such agreement provides for a lock-up period no longer than the shortest lock-up period applicable to such offering and is no more onerous to the Reporting Person and its subsidiaries than other lock-up agreements applicable to such offering.  The foregoing description of the 2001 Registration Rights Agreement is qualified in its entirety by reference to the full text of such document, which has been filed as an exhibit to this Statement and is incorporated by reference herein.

(c) Forward Sale Transaction

On January 20, 2004, Liberty NC XII agreed to the principal terms of a forward sale transaction (the “Forward Transaction”) with Citibank, N.A. (“Counterparty”) with respect to 38,000,000 Ordinary ADSs.  Pursuant to the Forward Transaction, Liberty NC XII is required to deliver to Counterparty at the maturity of the Forward Transaction a variable number of Ordinary ADSs not to exceed 38,000,000 Ordinary ADSs, which number will depend upon the then prevailing market price of the Ordinary ADSs.  One third of the Forward Transaction is scheduled to mature in each of November 2008, January 2009 and March 2009.  At each maturity of the Forward Transaction and in exchange for the delivery of Ordinary ADSs pursuant to the Forward Transaction, Counterparty shall pay Liberty NC XII an aggregate price of $404,826,666.66 in cash for each maturity, or $1,214,480,000 for all maturities (the “Forward Price”), to the extent Liberty NC XII has not previously elected to receive the Forward Price.  In lieu of delivering Ordinary ADSs to Counterparty, Liberty NC XII has the option to settle its obligations to Counterparty by paying a cash amount equal to the then current market value of the Ordinary ADSs which would otherwise be delivered to Counterparty but for Liberty NC XII’s election to settle its obligations in cash.  Liberty NC XII has pledged 38,000,000 Ordinary ADSs to Counterparty as collateral to secure its obligations under the Forward Transaction.

Item 7.	Material to Be Filed as Exhibits
99.1 TNCL Registration Rights Agreement, dated as of October 15, 2003, among The News Corporation Limited, Liberty Media Corporation and Liberty NC XIII, Inc.

99.2  Amended and Restated TNCL Registration Rights and Lock-Up Agreement, dated as of December 3, 2001, between The News Corporation Limited, Liberty Media Corporation and certain subsidiaries thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 21, 2004
Date

LIBERTY MEDIA CORPORATION

/s/ Charles Y. Tanabe
Signature
Charles Y. Tanabe Senior Vice President, General Counsel and Secretary
Name/Title

Exhibit Index

Exhibit	Description
99.1	TNCL Registration Rights Agreement, dated as of October 15, 2003, among The News Corporation Limited, Liberty Media Corporation and Liberty NC XIII, Inc.

99.2	Amended and Restated TNCL Registration Rights and Lock-Up Agreement, dated as of December 3, 2001, between The News Corporation Limited, Liberty Media Corporation and certain subsidiaries thereof.

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty

Jerome H. Kern 9033 East Easter Place, Suite 205 Centennial, Colorado 80112	Director of Liberty; Consultant, Kern Consulting LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty